

November 25, 2014

Via E-mail
Mr. Ian Kidson
Chief Financial Officer
Progressive Waste Solutions Ltd.
400 Applewood Crescent, 2nd Floor
Vaughan, Ontario L4K 0C3, Canada

> **Re:** **Progressive Waste Solutions Ltd.**
> **Form 40-F**
> **Filed March 28, 2014**
> **File No. 1-34370**

Dear Mr. Kidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the year ended December 31, 2013

Exhibit 99.2 MD&A

Critical Accounting Estimates, page 41

1. We note the disclosure on page 43 that the fair value of the U.S. northeast reporting unit exceeded its carrying amount only because you included the expected cash flows attributable to successfully securing a long-term contract with New York City in determining the fair value of this reporting unit in step one of the goodwill impairment test. Please explain to us the basis for your belief that as of April 30, 2013, your annual testing date, you would secure this contract. Describe the nature/service requirements of the contract and its significant terms. Also noting the disclosures made in the Form 6-K reporting the results of the third quarter of 2014, if the requirements and terms of the

contract have changed materially under the current RFP, tell us those differences as well. Please tell us when you expect to finalize step one and step two if applicable of the impairment test. We may have further comment.

Form 6-K filed October 30, 2014

Exhibit 99.1

Net income tax expense, page 16

2. We note from the statements of operations in Exhibit 99.2 that your effective tax rate was 21% for the nine months ended September 30, 2014, compared to 37% for the nine months ended September 30, 2013. We assume a primary component of the decrease in these effective tax rates is because of the long-term internal financing structure implemented in June 2013. Please expand your disclosure of net income tax expense in MD&A in future filings to: i) quantify the combined basic rate and to identify its components; ii) quantify the effective tax rate for the periods presented; and iii) explain how the efficiencies achieved from this new financing structure impacts your effective tax rate.

Operations, page 46

3. We note from page 46 that in September, you decided to evaluate strategic options for your Long Island, NY operations and expect to complete a sale of the related assets within the next six months. We assume the Long Island operations are included within the U.S. northeast reporting unit and constitute a significant portion of this reporting unit. Notwithstanding the above comment regarding the interim testing of goodwill because of the uncertainty of securing the New York City long-term contract, please tell us your consideration for not performing an interim impairment test as of or prior to September 30, 2014, given your apparent expectation that this portion of the reporting unit would be sold or otherwise disposed of, as referenced in ASC 350-20-35-30e. In this regard, we note from the transcript to the third quarter earnings call that you were considering a divestiture of the Long Island operations about nine months ago.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
  • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345, or Era Anagnosti at (202) 551-3369, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief